



EQUITY | EXPLORATION CONSULTANTS LTD.

CONSENT of AUTHOR

for Regulatory Filing to:

Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission
And
TSX Venture Exchange

I, JIM LEHTINEN, do hereby consent to the public filing of the technical report *2009 Summary Report on the Boulevard Property* dated February 18, 2009 and to the filing of the Technical Report with the securities authority.

Dated this 23rd day of February, 2009.

Signature of Author

PROFESSIONAL
PROVINCE OF
J. J. LEHTINEN
BRITISH COLUMBIA
GEOSCIENTIST

JIM LEHTINEN, P.Geo.